                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           LIN TELEVISION CORPORATION
         ------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
         ------------------------------------------------------------
                         (Title of Class of Securities)

                                  532776 10 1
         ------------------------------------------------------------
                                 (CUSIP Number)


       Marilyn J. Wasser                  Donald Guthrie
       AT&T Corp.                         LIN Broadcasting Corporation
       131 Morristown Road                5295 Carillon Point
       Basking Ridge, New Jersey  07920   Kirkland, Washington  98033
       (908) 953-4408                     (206) 828-1902
         ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 15, 1994
         ------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with this statement. [X]

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)


The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

CUSIP No. 532776 10 1             13D                        Page 2 of 6 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON [OPTIONAL DISCUSS]

   AT&T CORP.                                              IRS I.D. 13-4924710

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [x]

3  SEC USE ONLY


4  SOURCE OF FUNDS

   00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(a) OR 2(e)   [_]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Organized under the laws of the State of New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        7  SOLE VOTING POWER

           200

        8  SHARED VOTING POWER

           0

        9  SOLE DISPOSITIVE POWER

           200

        10 SHARED DISPOSITIVE POWER

           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   200

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   100%

14 TYPE OF REPORTING PERSON*

   CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 532776 10 1             13D                        Page 3 of 6 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON [OPTIONAL DISCUSS]

   McCaw Cellular Communications, Inc.                     IRS I.D. 91-1379052

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [x]

3  SEC USE ONLY


4  SOURCE OF FUNDS

   00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(a) OR 2(e)   [_]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Organized under the laws of the State of Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        7  SOLE VOTING POWER

           200

        8  SHARED VOTING POWER

           0

        9  SOLE DISPOSITIVE POWER

           200

        10 SHARED DISPOSITIVE POWER

           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   200

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   100%

14 TYPE OF REPORTING PERSON*

   CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 532776 10 1             13D                        Page 4 of 6 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON [OPTIONAL DISCUSS]

   MMM Holdings, Inc.                                      IRS I.D. 91-1446947

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [x]

3  SEC USE ONLY


4  SOURCE OF FUNDS

   00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(a) OR 2(e)   [_]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Organized under the laws of the State of Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        7  SOLE VOTING POWER

           200

        8  SHARED VOTING POWER

           0

        9  SOLE DISPOSITIVE POWER

           200

        10 SHARED DISPOSITIVE POWER

           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   200

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   100%

14 TYPE OF REPORTING PERSON*

   CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 532776 10 1             13D                        Page 5 of 6 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON [OPTIONAL DISCUSS]

   LIN Broadcasting Corporation                            IRS I.D. 62-0673800

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [x]

3  SEC USE ONLY


4  SOURCE OF FUNDS

   00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(a) OR 2(e)   [_]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Organized under the laws of the State of Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        7  SOLE VOTING POWER

           200

        8  SHARED VOTING POWER

           0

        9  SOLE DISPOSITIVE POWER

           200

        10 SHARED DISPOSITIVE POWER

           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   200

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   100%

14 TYPE OF REPORTING PERSON*

   CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 532776 10 1             13D                        Page 6 of 6 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON [OPTIONAL DISCUSS]

   LTC Holdings, Inc.                                      IRS I.D. 91-1495026

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [x]

3  SEC USE ONLY


4  SOURCE OF FUNDS

   00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(a) OR 2(e)   [_]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Organized under the laws of the State of Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        7  SOLE VOTING POWER

           200

        8  SHARED VOTING POWER

           0

        9  SOLE DISPOSITIVE POWER

           200

        10 SHARED DISPOSITIVE POWER

           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   200

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   100%

14 TYPE OF REPORTING PERSON*

   CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of LIN Television Corporation, a Delaware corporation (the "Issuer"). The principal executive offices are located at 4 Richmond Square, Floor 2, Providence, Rhode Island 02906.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a), (b) and (c)    This Schedule 13D is being filed by AT&T Corp., a New
York corporation ("AT&T"), McCaw Cellular Communications, Inc., a Delaware corporation ("McCaw"), MMM Holdings, Inc., a Delaware corporation ("MMM"), LIN Broadcasting Corporation, a Delaware corporation ("LIN"), and LTC Holdings, Inc., a Delaware corporation ("LTC") (all being collectively referred to herein as the "Reporting Persons"). The Common Stock is held of record in the name of LTC, which is a wholly owned subsidiary of LIN, which is a majority owned subsidiary of MMM, which is a wholly owned subsidiary of McCaw, which is a wholly owned subsidiary of AT&T. In addition, AT&T is the controlling person of McCaw, MMM, LIN and LTC. LIN is the controlling person of LTC and McCaw is the controlling person of MMM, LIN and LTC. AT&T does not have a controlling person.

     AT&T is principally engaged in global information movement and management, financial services and leasing. The address of its principal business and principal office is 32 Avenue of the Americas, New York, New York 10013-2412.

     McCaw is principally engaged in the business of providing cellular communication services. The address of its principal business and principal office is 5400 Carillon Point, Kirkland, Washington 98033.

     MMM conducts no business. It is a corporation formed to hold securities of LIN. The address of its principal business and principal office is 5400 Carillon Point, Kirkland, Washington 98033.

     LIN is principally engaged in the cellular telephone and television broadcasting businesses. The address of its principal business and its principal office is 5295 Carillon Point, Kirkland, Washington 98033.

     LTC conducts no business. It is a corporation formed to hold the securities of the Issuer. The address of its principal business is 5295 Carillon Point, Kirkland, Washington 98033.

     Schedules I, II, III, IV and V attached hereto and incorporated herein by this reference list each executive officer and director of AT&T, McCaw, MMM, LIN and LTC, respectively, and the business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (d) During the last five years, neither any of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Schedules I, II, III, IV or

V has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither any of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Schedules I, II, III, IV or V was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) AT&T is incorporated in New York and McCaw, MMM, LIN and LTC are each incorporated in Delaware. Schedules I, II, III, IV and V provide the citizenship for the executive officers and directors of AT&T, McCaw, MMM, LIN and LTC.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     No funds or other consideration of any kind was given by any of the Reporting Persons or any of the persons named in Schedules I, II, III, IV or V in connection with the event that required the filing of this Schedule 13D, which was the registration (the "Exchange Act Registration") of the Common Stock under the Securities Exchange Act of 1934 (the "Exchange Act"). Each of the Reporting Persons owned their beneficial interest in the Common Stock prior to the effectiveness of the Exchange Act Registration.

     As described more fully in Item 4, the Reporting Persons and the persons named in Schedules I, II, III, IV and V will receive additional shares of Common Stock from LIN on December 28, 1994, as a special dividend pursuant to a spin-off distribution of all the Common Stock (the "Distribution") by LIN to its stockholders of record on December 9, 1994. The Distribution will have the following effects: (a) LIN and LTC will cease to beneficially own any Common Stock, (b) MMM will directly beneficially own approximately 13,494,750 shares of Common Stock, which will represent 52% of the Common Stock to be outstanding upon consummation of the Distribution (the same percentage it currently indirectly beneficially owns) and (c) the remaining Reporting Persons will indirectly beneficially own approximately 13,494,750 shares of Common Stock, which will represent the same percentage of the Common Stock they currently beneficially own. In addition, as described more fully in Item 4, immediately after or concurrently with the Distribution, the Issuer will issue additional shares of Common Stock in connection with the Acquisition (as defined in Item 4), which will reduce the direct beneficial ownership of MMM and the indirect beneficial ownership of the other Reporting Persons (excluding LIN and LTC) to 46.2% of the Common Stock to be outstanding after the closing of the Acquisition. LIN will effect the Distribution only if all conditions to consummation of the Acquisition other than the Distribution have been satisfied or waived and the parties to the Acquisition are prepared to close the Acquisition immediately after or concurrently with the Distribution. Even if all conditions to the Distribution are satisfied, LIN's board of directors has reserved the right to abandon, defer or modify the Distribution at any time before the Distribution.

ITEM 4.  PURPOSE OF TRANSACTION.

     The event that required the filing of this Schedule 13D was the effectiveness of the Exchange Act Registration.

     As discussed in Item 3, by virtue of the Distribution, LIN will cease to beneficially own any Common Stock and the remaining Reporting Persons' beneficial ownership of Common Stock will be 13,494,750 shares, constituting a 52% ownership interest in the Issuer upon consummation of the Distribution, which will be reduced to 46.2% after the closing of the Acquisition. Also by virtue of the Distribution, certain of the persons named in Schedules I, II, III, IV and V will acquire beneficial ownership of the Common Stock in respect of shares of LIN Common Stock currently owned by them.

     LIN and the Issuer have entered into an Asset Purchase Agreement, as amended (the "Asset Purchase Agreement"), with Cook Inlet Communications, Inc. ("CICI") and its subsidiary, Cook Inlet Communications Corp. ("CICC" and together with CICI, "Cook"), pursuant to which the Issuer agreed to purchase and assume, and Cook agreed to sell and transfer, substantially all the assets and certain liabilities of Cook, consisting primarily of a television station, in exchange for approximately $120 million in cash and approximately 3.4 million shares of the Common Stock (the "Acquisition").

     As described more fully in Item 6, the Issuer and McCaw will enter into a Television Private Market Value Guarantee (the "Television Guarantee"), which places certain obligations on McCaw for the benefit of the stockholders of the Issuer, other than McCaw and its affiliates. Pursuant to the Television Guarantee, McCaw may, under certain circumstances, offer to acquire the remaining publicly owned shares of the Common Stock in 1998 for their "private market value," as then determined pursuant to an appraisal process. If McCaw does not agree to acquire such remaining shares, the Issuer will be offered for sale in its entirety in a manner intended to maximize stockholder value. There is no assurance that McCaw will agree to acquire shares of the Common Stock for private market value. If McCaw does not offer to acquire such shares, there is no assurance that the Issuer will be sold in its entirety or, if sold, that the consideration obtained will be considered favorable by holders of shares of Common Stock. The Television Guarantee also provides for the selection of three independent directors (the "Independent Directors") who will serve on the Issuer's board of directors (the "Issuer Board").

     In addition, immediately following the Distribution and in connection with the Acquisition, the Issuer will enter into a stockholders agreement (the "Stockholders Agreement") with McCaw and CICC pursuant to which CICC and McCaw will vote their shares of the Common Stock to cause the Issuer Board to have 10 members, three of whom will be Independent Directors, six of whom will be designated by McCaw and one of whom will be designated by CICC. Also pursuant to the Stockholders Agreement, McCaw will use its best efforts to cause the Compensation Committee (the "Compensation Committee") of the Issuer Board to be comprised of, for the first two years after the date of the Distribution, one of the Independent Directors, the director designated by CICC and one of the directors designated by McCaw; thereafter, the members of the Compensation Committee will be selected solely by the Issuer Board.

     Pursuant to the Stockholders Agreement, Mr. Roy M. Huhndorf, who is the President of CICI, will be elected to the Issuer Board upon the closing of the Acquisition.

     Except as described above, and as more fully described in Item 6, the Reporting Persons have no present plan or proposal which relates to or would result in:

     (a) the acquisition by any person of additional securities, or the disposition of securities;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets or of any of its subsidiaries;

     (d) any change in the present board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy;

     (f) any other material change in the business or corporate structure;

     (g) changes in the charter or bylaws or other actions which may impede the acquisition of control by any person;

     (h) any act or course of conduct causing the Common Stock to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (i) any act or course of conduct causing the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j) any action similar to any of those enumerated above.

     The Reporting Persons reserve the right to formulate such plans or proposals, and to take such action, with respect to any or all of the foregoing matters and any other matters as they may determine.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

     (a) The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 200 shares, representing 100% of the Common Stock outstanding. Upon consummation of the Distribution and the Acquisition, LIN will cease to beneficially own any Common Stock and the remaining Reporting Persons will beneficially own 13,494,750 shares, representing 46.2% of the Common Stock to be outstanding upon completion of the Distribution and the Acquisition. The numbers set forth above with respect to ownership of the Common Stock after the Distribution and Acquisition are based on information set forth in the Registration Statement on Form S-1 (Registration No. 33-84718) filed by the Issuer with the Securities and Exchange Commission (the "SEC") (the "Registration Statement") and the Prospectus dated December 8, 1994 filed by the Issuer with the SEC pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the "Prospectus").

     (b) LTC has sole power to vote or direct the vote, and sole power to dispose or to direct the disposition of, the shares of Common Stock owned by it of record and beneficially. The remaining Reporting Persons have indirect sole voting and dispositive power with respect to the Common Stock.

     (c) Other than by virtue of the Distribution, none of the Reporting Persons and, to the Reporting Persons' best knowledge, none of the persons named on Schedules I, II, III, IV or V, will have purchased or effected any transactions in shares of Common Stock during the past 60 days.

     (d) The Reporting Persons do not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES.

     The following descriptions are qualified in their entirety by reference to the agreements attached as exhibits hereto and incorporated herein by reference.

TELEVISION GUARANTEE

     Pursuant to the Television Guarantee, the independent directors of LIN's board of directors will initially designate three members of the Issuer Board to serve as Independent Directors, each of whom will be Independent Directors as determined under the New York Stock Exchange Rules. Under the Television Guarantee, future Independent Directors to be elected at each annual meeting of the stockholders will be nominated by the then-current Independent Directors and elected by the affirmative vote of the holders of at least a majority of the Common Stock not owned by McCaw or its affiliates (the "Public Shares") present and entitled to vote at any meeting at which the holders of a majority of the Public Shares are present. Independent Directors will be subject to removal only for cause, if a majority of the Independent Directors approve such removal or if such removal is approved by the affirmative vote of the holders of a majority of the Public Shares without any solicitation of votes by McCaw.

     On or about January 1, 1998 (the "Initiation Date"), the Independent Directors will designate an investment banking firm of recognized national standing and McCaw will designate an investment banking firm of recognized national standing, in each case to determine the private market value per share of the Common Stock. Private market value per share is the private market price per share of the Common Stock ("Private Market Price") (including control premium) that an unrelated third party would pay if it were to acquire all the outstanding Common Stock (including Common Stock held by McCaw and its affiliates) in an arm's-length transaction, assuming that the Issuer was being sold in a manner designed to attract all possible participants and to maximize stockholder value, including, if necessary, through the sale or other disposition (including tax-free spin-offs, if possible) of businesses prohibited by legal restrictions to be owned by a particular buyer or class of buyers.

     Once the Private Market Price is determined pursuant to the procedures provided for in the Television Guarantee, McCaw will have 45 days to decide whether it desires to proceed with an acquisition of all the Public Shares (a "Transaction") at that price. If McCaw decides to proceed with a Transaction, it may pay the Private Market Price in cash or any combination of cash, common equity securities and/or nonconvertible senior or subordinated "current cash pay" debt securities that the Independent Directors, after consultation with their investment banking firm, believe in good faith will have an aggregate market value of not less than the Private Market Price. If McCaw determines to proceed with a Transaction as set forth above, it will enter into an agreement with the Issuer (containing customary terms and conditions) and will cause a meeting of the stockholders to be held as soon as practicable to consider and vote thereon. A Transaction may only be completed if it is approved by the holders of a majority of the Public Shares.

     If McCaw determines not to proceed with a Transaction, or if despite its good-faith efforts a Transaction has not been completed within 12 months following the Initiation Date (or, if a Transaction has been approved by holders of a majority of the Public Shares and is being pursued in good faith by McCaw but has not been completed due to regulatory delays or litigation, 20 months following the Initiation Date), McCaw will put the Issuer in its entirety up for sale under the direction of the Independent Directors in a manner intended by the Independent Directors to maximize value for all the Common Stock. The sale procedures will be set by the Independent Directors and may include, if necessary to maximize stockholder value, provision for the sale or other disposition of businesses prohibited by legal restrictions to be owned by any particular buyer or class of buyers. The Independent Directors will select from among the proposed transactions the one or more transactions determined by them (including tax-free spin-offs, if possible) as being most likely to maximize value for all the Common Stock and will cause a meeting of the stockholders to be held as soon as practicable to consider and vote thereon. McCaw will not be permitted to bid unless requested to do so by the Independent Directors. McCaw is required to fully cooperate in the Television Guarantee process and, if one or more of the transactions so selected by the Independent Directors are approved by holders of a majority of the Public Shares, will cause all of the Common Stock owned by it or its affiliates to be voted in favor thereof. Any sale is subject to receipt of FCC and other necessary regulatory approvals.

     If a Transaction is presented for approval at a meeting of the Company's stockholders as contemplated above and fails to receive the requisite approval by holders of a majority of the Public Shares, McCaw will have no further rights or obligations to purchase the remaining interest in the Issuer, but the remainder of the Television Guarantee will continue to apply to the extent described therein.

     Except as described above, neither McCaw nor any of its non-Issuer affiliates may engage in any material transaction (including, without limitation, agreements that are standard in the industry) with the Issuer or any of its subsidiaries (other than proportionately as a stockholder) unless such transaction has been approved by a majority of the Independent Directors.
Except as permitted by the Television Guarantee, neither McCaw nor any of its non-Issuer affiliates may purchase additional shares of Common Stock if, after such purchase, McCaw and such affiliates would beneficially own in the aggregate more than 75% of the outstanding Common Stock. In addition, except as described by the Television Guarantee, neither McCaw nor any of its non-Issuer affiliates may engage in a merger or consolidation with the Issuer, or purchase all or substantially all of the assets, unless the transaction is approved not only by a majority of the Independent Directors but also by the holders of a majority of the Public Shares. The Independent Directors expect to retain independent financial advisors and counsel to advise them with respect to any such transaction.

     No transaction will be undertaken, and the Issuer will not take any action, whether or not approved by a majority of the Issuer Board, if the Independent Directors determine in their good-faith judgment by unanimous vote that such transaction or action would likely depress the value of the Issuer on the Initiation Date. In addition, the Issuer will not acquire or dispose of any business, whether or not approved by a majority of the Issuer Board, if the Independent Directors determine in their good-faith judgment by unanimous vote that such acquisition or disposition is not in the best interests of the Issuer.

     Except pursuant to a sale as described above, neither McCaw nor any of its non-Issuer affiliates may sell more than 25% of the outstanding Common Stock to a third party or group unless that third party or group agrees in writing to be bound by the provisions set forth in the Television Guarantee to the same extent as McCaw is bound.

     There is no assurance that McCaw will agree to purchase the Public Shares at private market value. The Television Guarantee remains in effect as long as McCaw and its non-Issuer affiliates beneficially own in the aggregate at least 25% of the outstanding shares of Common Stock or McCaw's designees constitute a majority of the Issuer Board.

THE STOCKHOLDERS AGREEMENT

     Immediately following the Distribution and in connection with the Acquisition, the Issuer, McCaw and CICC will enter into a Stockholders Agreement pursuant to which the parties agree to take all necessary action to cause the Issuer Board to consist of 10 members, six of whom will be designated by McCaw, one of whom will be designated by CICC and three of whom will be the Independent Directors nominated in accordance with the Television Guarantee as described above. Also pursuant to the Stockholders Agreement, McCaw will use its best efforts to cause the Compensation Committee to be comprised of, for the first two years after the date of the Distribution, one of the Independent Directors, the director designated by CICC and one of the directors designated by McCaw. Thereafter, the members of the Compensation Committee will be selected solely by the Issuer Board. The Stockholders Agreement provides that, if a director designated by McCaw or CICC ceases to serve on the Issuer Board at a time when the entire Issuer Board is not being elected, the party that designated such director shall designate a replacement director as soon as practicable, and, in the event of the resignation, withdrawal or removal of any Independent Director, McCaw will as soon as practicable nominate another individual, selected by a majority of the remaining Independent Directors and otherwise in accordance with the terms of the Television Guarantee, to serve as an Independent Director. The Stockholders Agreement also provide that a party that designated or nominated a director, subject, in the case of an Independent Director, to the terms of the Television Guarantee, may have such director removed from the Issuer Board by notifying the other parties, who shall cast all the votes they are entitled to vote and otherwise cooperate to remove such director from the Issuer Board as soon as practicable. McCaw's right to designate six directors will cease at any time that its beneficial ownership of the outstanding Common Stock is less than 25%. Likewise, CICC's right to designate one director will cease upon its becoming the beneficial holder of less than 3.5% of the outstanding Common Stock.

     The Stockholders Agreement is terminable upon the earliest to occur of:
(a) the tenth anniversary of its execution, provided that at any time within two years before such date (as the same may be extended from time to time), the parties may by written agreement extend its duration for an additional period not to exceed ten years; (b) with respect to CICC only, written notice to the other parties, provided that CICC and its affiliates and group members beneficially own in the aggregate less than 1% of the outstanding shares of Common Stock; and (c) with respect to McCaw only, written notice to the other parties, provided that McCaw and its affiliates and group members beneficially own in the aggregate less than 5% of the outstanding shares of the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     *(1) Form of LIN Television Corporation's Stockholders Agreement among LIN Television Corporation, McCaw Cellular Communications, Inc. and Cook Inlet Communications Corp.

     (2) Form of Television Private Market Value Guarantee between McCaw Cellular Communications, Inc. and LIN Television Corporation (incorporated by reference to Exhibit 10.30 to the LIN Television Registration Statement on Form S-1 , File No. 33-84718).

     (3) Asset Purchase Agreement dated June 7, 1994 among LIN Broadcasting Corporation, LIN Television Corporation, Cook Inlet Communications Corp. and Cook Inlet Communications, Inc. (incorporated by reference to Exhibit 2.2 to the LIN Television Registration Statement on Form S-1, File No. 33-84718).

     (4) First Amendment to Asset Purchase Agreement dated September 26, 1994 among LIN Broadcasting Corporation, LIN Television Corporation, Cook Inlet Communications Corp. and Cook Inlet Communications, Inc. (incorporated by reference to Exhibit 2.3 to the LIN Television Registration Statement on Form S-1, File No. 33-84718).

     (5) Second Amendment to Asset Purchase Agreement dated December 6, 1994 among LIN Broadcasting Corporation, LIN Television Corporation, Barclays Bank, PLC, Nationsbank of Texas, N.A., The Bank of Nova Scotia, Cook Inlet Communications Corp. and Cook Inlet Communications, Inc. (incorporated by reference to Exhibit 2.5 to the LIN Television Registration Statement on Form S-1 (Amendment No. 2), File No. 33-84718).

    *(6) Statement of Reporting Persons pursuant to Rule 13d-1(f)(1) (see signature page).

- ----------
*Filed with this Schedule 13D.

                                   SIGNATURE

     The undersigned hereby agree that this Schedule 13D is filed on behalf of each of them and, after reasonable inquiry and to best of their knowledge and belief, hereby certify that the information set forth in this statement is true, complete and correct.

     Dated:  December 23, 1994

                              AT&T CORP.


                              By          /s/  Marilyn J. Wasser
                                  ----------------------------------------
                                  Name:   Marilyn J. Wasser
                                  Title:  Vice President-Law and Secretary


                              McCAW CELLULAR COMMUNICATIONS, INC.


                              By          /s/  Steven W. Hooper
                                  ----------------------------------------
                                  Name:   Steven W. Hooper
                                  Title:  Executive Vice President and
                                          Chief Financial Officer


                              MMM HOLDINGS, INC.


                              By          /s/  Steven W. Hooper
                                  ----------------------------------------
                                  Name:   Steven W. Hooper
                                  Title:  Executive Vice President and
                                          Chief Financial Officer


                              LIN BROADCASTING CORPORATION


                              By          /s/  Donald Guthrie
                                  ----------------------------------------
                                  Name:   Donald Guthrie
                                  Title:  Senior Vice President-Finance


                              LTC HOLDINGS, INC.


                              By          /s/  Donald Guthrie
                                  ----------------------------------------
                                  Name:   Donald Guthrie
                                  Title:  Vice President

                                   SCHEDULE I

                    EXECUTIVE OFFICERS AND DIRECTORS OF AT&T

    Unless otherwise stated, each of the persons named below is a citizen of the United States of America. For each person whose principal employment is with AT&T, the principal business of their employer is described under Item 2 above.

                                                                                                       Principal Occupation or
                                                                      Principal Occupation or            Employment; Business
                                                                        Employment; Business            Address; and Principal
           Name                            Position                 Address if Employer is AT&T          Business of Employer
- ------------------------------------------------------------------------------------------------------------------------------------

Robert E. Allen               Chairman, Chief Executive Officer,     AT&T Corp.
                              and Director                           32 Avenue of the Americas
                                                                     New York, NY  10013-2412

R.S. Bodman                   Senior Vice President--Corporate      AT&T Corp.
                              Strategy and Development              295 North Maple Avenue
                                                                    Basking Ridge, NJ  07920

Harold W. Burlingame          Senior Vice President--Human          AT&T Corp.
                              Resources                             295 North Maple Avenue
                                                                    Basking Ridge, NJ  07920

M. Kathryn Eickoff            Director                                                             President
                                                                                                   Eickoff Economics Inc. (Economic
                                                                                                   Consultants)
                                                                                                   510 LaGuardia Place, Suite 400
                                                                                                   New York, NY  10012

Walter Y. Elisha              Director                                                             Chairman and Chief Executive
                                                                                                   Officer
                                                                                                   Springs Industries, Inc.
                                                                                                   (Textiles Manufacturing)
                                                                                                   205 North White Street
                                                                                                   P.O. Box 70
                                                                                                   Fort Mill, SC  29715

Philip M. Hawley              Director                                                             Retired Chairman and Chief
                                                                                                   Executive Officer
                                                                                                   Carter Hawley Hale Stores, Inc.
                                                                                                   (Department Stores)
                                                                                                   444 South Flower Street Suite
                                                                                                     2280
                                                                                                   Los Angeles, CA  90071-2900

                                                                                                       Principal Occupation or
                                                                      Principal Occupation or            Employment; Business
                                                                        Employment; Business            Address; and Principal
           Name                            Position                 Address if Employer is AT&T          Business of Employer
- ------------------------------------------------------------------------------------------------------------------------------------

Carla A. Hills                Director                                                             Chairman and Chief Executive
                                                                                                   Officer
                                                                                                   Hills & Company (International
                                                                                                   Consultants)
                                                                                                   1200 19th Street, N.W.
                                                                                                   5th Floor
                                                                                                   Washington, DC  20036

Belton K. Johnson            Director                                                              Former Owner
                                                                                                   Chaparrosa Ranch
                                                                                                   100 West Houston Street
                                                                                                   Suite 1100
                                                                                                   San Antonio, TX  78205

Marilyn Laurie               Senior Vice President--Public          AT&T Corp.
                             Relations and Employee Information     295 North Maple Avenue
                                                                    Basking Ridge, NJ  07920

Drew Lewis                   Director                                                              Chairman and Chief Executive
                                                                                                   Officer
                                                                                                   Union Pacific Corp. (Transporta-
                                                                                                   tion Natural Resources,
                                                                                                     and Environmental Services)
                                                                                                   Martin Tower
                                                                                                   Eighth and Eaton Avenues
                                                                                                   Bethlehem, PA  18018

A.J. Mandl                   Executive Vice President, Chief        AT&T Corp.
                             Executive Officer of Communications    295 North Maple Avenue
                             Services Group                         Basking Ridge, NJ  07920


W.B. Marx, Jr.               Executive Vice President, Chief        AT&T Corp.
                             Executive Officer of Multimedia        295 North Maple Avenue
                             Products Group                         Basking Ridge, NJ  07920


J.S. Mayo                    President, Bell Laboratories Division  AT&T Corp.
                                                                    600 Mountain Avenue
                                                                    Murray Hill, NJ  07974

R.A. McGinn                  Executive Vice President, Chief        AT&T Corp.
                             Executive Officer Network Systems      475 South Street
                             Group                                  Morristown, NJ  07962

                                                                                                       Principal Occupation or
                                                                      Principal Occupation or            Employment; Business
                                                                        Employment; Business            Address; and Principal
           Name                            Position                 Address if Employer is AT&T          Business of Employer
- ------------------------------------------------------------------------------------------------------------------------------------

Donald F. McHenry            Director                                                              President
                                                                                                   IRC Group, Inc. (Consultants)
                                                                                                   Georgetown University
                                                                                                   School of Foreign Service
                                                                                                   ICC 301
                                                                                                   Washington, DC  20057

R.W. Miller                  Executive Vice President, Chief        AT&T Corp.
                             Financial Officer                      295 North Maple Avenue
                                                                    Basking Ridge, NJ  07920

V.A. Pelson                  Executive Vice President and           AT&T Corp.
                             Chairman Global Operations Team and    295 North Maple Avenue
                             Director                               Basking Ridge, NJ  07920

 S.L. Pendergast             Vice President and Treasurer           AT&T Corp.
                                                                    1 Oak Way
                                                                    Berkeley Heights, NJ  07922

Donald S. Perkins            Director                                                              Retired Chairman of the Board
                                                                                                   Jewel Companies, Inc.
                                                                                                   (Diversified Retailer)
                                                                                                   100 North Riverside Plaza
                                                                                                   Suite 1700
                                                                                                   Chicago, IL  60606

Henry S. Schacht             Director                                                              Chairman and Former Chief
                                                                                                   Executive Officer
                                                                                                   Cummins Engine Company, Inc.
                                                                                                   Box Number 3005
                                                                                                   Columbus, IN  47202

Michael I. Sovern            Director                                                              President Emeritus and
                                                                                                   Chancellor--Kent Professor of Law
                                                                                                   Columbia University
                                                                                                   435 W. 116th Street, Box B20
                                                                                                   New York, NY  10027

J.L. Stead                   Executive Vice President, Chairman     AT&T Corp.
                             and Chief Executive Officer--Global    1700 S. Patterson Boulevard
                             Information Solutions                  Dayton, OH  45479


Maureen B.  Tart             Vice President and Controller          AT&T Corp.
                                                                    340 Mt. Kemble Avenue
                                                                    Morristown, NJ  07962

                                                                                                       Principal Occupation or
                                                                      Principal Occupation or            Employment; Business
                                                                        Employment; Business            Address; and Principal
           Name                            Position                 Address if Employer is AT&T          Business of Employer
- ------------------------------------------------------------------------------------------------------------------------------------

Franklin A. Thomas           Director                                                              President
                                                                                                   The Ford Foundation
                                                                                                   320 East 43rd Street
                                                                                                   New York, NY  10017

Marilyn J. Wasser            Vice President--Law and Secretary      AT&T Corp.
                                                                    131 Morristown Rd.
                                                                    Basking Ridge, NJ  07920

Joseph D. Williams           Director                                                              Chairman of the Executive
                                                                                                   Committee
                                                                                                   Warner-Lambert Co.
                                                                                                   (Pharmaceuticals, Health Care and
                                                                                                   Consumer Products)
                                                                                                   182 Tabor Road
                                                                                                   Morris Plans, NJ  07950

Thomas H. Wyman              Director                                                              Chairman
                                                                                                   S.G. Warburg & Co. Inc.
                                                                                                   The Equitable Center
                                                                                                   787 7th Avenue
                                                                                                   New York, NY  10019

John D. Zeglis               Senior Vice President--General         AT&T Corp.
                             Counsel and Government Affairs         295 North Maple Avenue
                                                                    Basking Ridge, NJ  07920

                                  SCHEDULE II

                   EXECUTIVE OFFICERS AND DIRECTORS OF MCCAW

    Unless otherwise specified, each of the persons named below is a citizen of the United States of America. For each person whose principal employment is with McCaw, the principal business of their employer is described under Item 2 above.

                                                                                                       Principal Occupation or
                                                                      Principal Occupation or            Employment; Business
                                                                        Employment; Business            Address; and Principal
           Name                            Position                 Address if Employer is McCaw         Business of Employer
- ------------------------------------------------------------------------------------------------------------------------------------

Harold W. Burlingame         Chairman of the Board                                                 Senior Vice President--Human
                                                                                                   Resources
                                                                                                   AT&T Corp.
                                                                                                   295 North Maple Avenue
                                                                                                   Basking Ridge, NJ  07920

Wayne M. Perry               Vice Chairman of the Board             McCaw Cellular
                             and Secretary                          Communications, Inc.
                                                                    5400 Carillon Point
                                                                    Kirkland, WA  98033

Alex J. Mandl                Director                                                              Executive Vice President,
                                                                                                   Chief Executive Officer
                                                                                                   of Communications Services
                                                                                                   Group
                                                                                                   AT&T Corp.
                                                                                                   295 North Maple Avenue
                                                                                                   Basking Ridge, NJ  07920

Richard W. Miller            Director                                                              Executive Vice President and
                                                                                                   Chief Financial Officer
                                                                                                   AT&T Corp.
                                                                                                   295 North Maple Avenue
                                                                                                   Basking Ridge, NJ  07920


James L. Barksdale           President, Chief Operating Officer     McCaw Cellular
                             and Director                           Communications, Inc.
                                                                    5400 Carillon Point
                                                                    Kirkland, WA  98033

Tom A. Alberg                Executive Vice President--Legal and    McCaw Cellular
                             Corporate Affairs                      Communications, Inc.
                                                                    5400 Carillon Point
                                                                    Kirkland, WA  98033

Peter L.S. Currie            Executive Vice                         McCaw Cellular
                             President--Development McCaw           Communications, Inc.
                                                                    5400 Carillon Point
                                                                    Kirkland, WA  98033



                                                                                                       Principal Occupation or
                                                                      Principal Occupation or            Employment; Business
                                                                        Employment; Business            Address; and Principal
           Name                            Position                 Address if Employer is AT&T          Business of Employer
- ------------------------------------------------------------------------------------------------------------------------------------

Steven W. Hooper             Executive Vice President and Chief     McCaw Cellular
                             Financial Officer                      Communications, Inc.
                                                                    5400 Carillon Point
                                                                    Kirkland, WA  98033

Nicolas  Kauser              Executive Vice President--Chief        McCaw Cellular
                             Technology Officer                     Communications, Inc.
                                                                    5400 Carillon Point
                                                                    Kirkland, WA  98033

                                  SCHEDULE III

                    EXECUTIVE OFFICERS AND DIRECTORS OF MMM

    Unless otherwise specified, each of the persons named below is a citizen of the United States of America. For each person whose principal employment is with MMM, the principal business of their employer is described under Item 2 above

                                                                                                       Principal Occupation or
                                                                      Principal Occupation or            Employment; Business
                                                                        Employment; Business            Address; and Principal
           Name                            Position                 Address if Employer is MMM           Business of Employer
- ------------------------------------------------------------------------------------------------------------------------------------

 James L. Barksdale          Chairman of the                                                       President, Chief Operating
                             Board and Chief                                                       Officer and Director
                             Executive Officer                                                     McCaw Cellular
                                                                                                   Communications, Inc.
                                                                                                   5400 Carillon Point
                                                                                                   Kirkland, WA  98033

Tom A. Alberg                Executive Vice                                                        President, Chief Operating
                             President--Legal and                                                  Officer and Director
                             Corporate Affairs and                                                 LIN Broadcasting Corporation
                             Secretary                                                             5295 Carillon Point
                                                                                                   Kirkland, WA  98033

Steven W. Hooper             Executive Vice                                                        Executive Vice President and
                             President and Chief                                                   Chief Financial Officer
                             Financial Officer                                                     McCaw Cellular
                                                                                                   Communications, Inc.
                                                                                                   5400 Carillon Point
                                                                                                   Kirkland, WA  98033

Wayne M. Perry               President and Director                                                Vice Chairman of the Board
                                                                                                   McCaw Cellular
                                                                                                   Communications, Inc.
                                                                                                   5400 Carillon Point
                                                                                                   Kirkland, WA  98033

                                  SCHEDULE IV

                    EXECUTIVE OFFICERS AND DIRECTORS OF LIN

    Unless otherwise specified, each of the persons named below is a citizen of the United States of America. For each person whose principal employment is with LIN, the principal business of their employer is described under Item 2 above.

                                                                                                       Principal Occupation or
                                                                      Principal Occupation or            Employment; Business
                                                                        Employment; Business            Address; and Principal
           Name                            Position                 Address if Employer is LIN           Business of Employer
- ------------------------------------------------------------------------------------------------------------------------------------

James L. Barksdale          Chairman of the                                                        President, Chief Executive
                            Board and Chief                                                        Officer and Director
                            Executive Officer                                                      McCaw Cellular
                                                                                                   Communications, Inc.
                                                                                                   5400 Carillon Point
                                                                                                   Kirkland, WA  98033

Wayne M. Perry              Vice Chairman of                                                       Vice Chairman of the Board
                            the Board                                                              and Secretary
                                                                                                   McCaw Cellular
                                                                                                   Communications, Inc.
                                                                                                   5400 Carillon Point
                                                                                                   Kirkland, WA  98033

Tom A. Alberg               President, Chief                        LIN Broadcasting Corporation
                            Operating Officer and                   5295 Carillon Point
                            Director                                Kirkland, WA  98033

Dennis J. Carey             Director                                                               Vice President
                                                                                                   AT&T Corp.
                                                                                                   295 North Maple Avenue
                                                                                                   Basking Ridge, NJ  07920

Lewis M. Chakrin            Director                                                               Vice President
                                                                                                   AT&T Corp.
                                                                                                   295 North Maple Avenue
                                                                                                   Basking Ridge, NJ  07920

Harold S. Eastman           Director                                                               President
                                                                                                   Peregrin Capital Co.
                                                                                                   (Private Investment Company)
                                                                                                   101 S. Capitol Blvd., #1502
                                                                                                   Boise, ID  83702

W. Preston Granbery         Director                                                               General Attorney
                                                                                                   AT&T Corp.
                                                                                                   Corporate Law Division
                                                                                                   131 Morristown Road
                                                                                                   Basking Ridge, NJ  07920

                                                                                                       Principal Occupation or
                                                                      Principal Occupation or            Employment; Business
                                                                        Employment; Business            Address; and Principal
           Name                            Position                 Address if Employer is LIN           Business of Employer
- ------------------------------------------------------------------------------------------------------------------------------------

William G. Herbster         Director                                                               Financial Consultant
                                                                                                   2788 Calvert Street
                                                                                                   Washington, DC  20008

Rolla Huff                  Director                                                               Financial Vice President
                                                                                                   AT&T Corp.
                                                                                                   295 North Maple Avenue
                                                                                                   Basking Ridge, NJ  07920

Wilma H. Jordan             Director                                                               Co-Chairman
                                                                                                   The Jordan-Edmiston Group, Inc.
                                                                                                   (Investment Banking and
                                                                                                   Management Consulting Firm
                                                                                                   for Publishing Companies)
                                                                                                   885 Third Avenue, 25th Floor
                                                                                                   New York, NY  10122

Richard W. Kislik           Director                                                               Publishing Consultant
                                                                                                   M. Evans & Co. Book Publisher
                                                                                                   216 East 49th Street, 2nd Fl.
                                                                                                   New York, NY  18817

Gary R. Chapman            President-LIN                            LIN Broadcasting Corporation
                           Television Group                         5295 Carillon Point
                                                                    Kirkland, WA  98003

Donald Guthrie             Senior Vice                              LIN Broadcasting Corporation
                           President-Finance                        5295 Carillon Point
                                                                    Kirkland, WA  98003

                                   SCHEDULE V

                    EXECUTIVE OFFICERS AND DIRECTORS OF LTC

    Unless otherwise specified, each of the persons named below is a citizen of the United States of America. For each person whose principal employment is with LTC, the principal business of their employer is described under Item 2 above.

                                                                                                       Principal Occupation or
                                                                      Principal Occupation or            Employment; Business
                                                                        Employment; Business            Address; and Principal
           Name                            Position                 Address if Employer is LTC           Business of Employer
- ------------------------------------------------------------------------------------------------------------------------------------

Tom A. Alberg                President and Director                                                President, Chief Operating
                                                                                                   Officer and Director
                                                                                                   LIN Broadcasting Corporation
                                                                                                   5295 Carillon Point
                                                                                                   Kirkland, WA 98033

Donald Guthrie               Vice President and Director                                           Senior Vice President-Finance
                                                                                                   LIN Broadcasting Corporation
                                                                                                   5295 Carillon Point
                                                                                                   Kirkland, WA 98033

Wayne M. Perry               Director                                                              Vice Chairman of the Board
                                                                                                   and Secretary
                                                                                                   McCaw Cellular
                                                                                                   Communications, Inc.
                                                                                                   5400 Carillon Point
                                                                                                   Kirkland, WA  98033

Roberta R. Katz              Vice President                                                        Senior Vice President and
                             and Secretary                                                         General Counsel
                                                                                                   McCaw Cellular
                                                                                                   Communications, Inc.
                                                                                                   5400 Carillon Point
                                                                                                   Kirkland, WA  98033

Andrew A. Quartner           Vice President                                                        Senior Vice President-Law
                                                                                                   McCaw Cellular
                                                                                                   Communications, Inc.
                                                                                                   1150 Connecticut Avenue NW,
                                                                                                   4th Floor
                                                                                                   Washington, DC  20036

Peter E. Maloney             Vice President-Tax                                                    Vice President-Tax
                                                                                                   LIN Broadcasting Corporation
                                                                                                   5295 Carillon Point
                                                                                                   Kirkland, WA 98033

                                 EXHIBIT INDEX

*(1)          Form of LIN Television Corporation's Stockholders Agreement among
              LIN Television Corporation, McCaw Cellular Communications, Inc.
              and Cook Inlet Communications Corp.

 (2)          Form of Television Private Market Value Guarantee between McCaw
              Cellular Communications, Inc. and LIN Television Corporation
              (incorporated by reference to Exhibit 10.30 to the LIN Television
              Registration Statement on Form S-1, File No. 33-84718).

 (3)          Asset Purchase Agreement dated June 7, 1994 among LIN Broadcasting
              Corporation, LIN Television Corporation, Cook Inlet Communications
              Corp. and Cook Inlet Communications, Inc. (incorporated by reference to Exhibit 2.2 to the LIN Television Registration
              Statement on Form S-1, File Number 33-84718).

 (4)          First Amendment to Asset Purchase Agreement dated September 26,
              1994 among LIN Broadcasting Corporation, LIN Television
              Corporation, Cook Inlet Communications Corp. and Cook Inlet
              Communications, Inc. (incorporated by reference to Exhibit 2.3 to the LIN Television Registration Statement on Form S-1 , File No.
              33-84718).

 (5)          Second Amendment to Asset Purchase Agreement dated December 6,
              1994 among LIN Broadcasting Corporation, LIN Television
              Corporation, Barclays Bank, PLC, Nationsbank of Texas, N.A., The
              Bank of Nova Scotia, Cook Inlet Communications Corp. and Cook
              Inlet Communications, Inc. (incorporated by reference to Exhibit
              2.5 to the LIN Television Registration Statement on Form S-1
              (Amendment No. 2), File No. 33-84718).

*(6) Statement of Reporting Persons pursuant to Rule 13d-1(f)(1) (see signature page).

- ----------
* Filed with this Schedule 13D